Pricing Supplement Addendum dated February 13, 2012
to Pricing Supplement Addendum dated February 9, 2012,
Pricing Supplement Addendum dated February 6, 2012,
Pricing Supplement dated January 31, 2012,
Prospectus Supplement dated April 9, 2009
and Prospectus dated April 2, 2009

HSBC USA Inc. $5,815,000 Callable Step-Up Rate Notes

HSBC USA Inc. offered $2,600,000 of the notes on January 31, 2012, an additional $2,565,000 of the notes on February 6, 2012 and an additional $620,000 of the notes on February 9, 2012, which offerings we refer to as the "previously priced notes." An additional $30,000 of the notes are being offered hereby, which we refer to as the "reopened notes." We refer to the previously priced notes and the reopened notes together as the "notes." The reopened notes will have identical terms and conditions as the previously priced notes and will be consolidated with and form a single tranche with the previously priced notes. On the original issue date, we will issue notes with an aggregate principal amount of $5,815,000. Reference is made to the accompanying pricing supplement, prospectus supplement and prospectus for a description of the terms and conditions of the notes.

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per note; after the issuance of the previously priced notes and the reopened notes, the aggregate principal amount of the notes of this tranche will be $5,815,000.
CUSIP / ISIN:	4042K1WW9 / US4042K1WW98
Trade Date:	January 31, 2012.
Pricing Date:	January 31, 2012.
Original Issue Date:	February 16, 2012.
Maturity Date:	February 16, 2017, or if such day is not a Business Day, the next succeeding Business Day.
Price to Public:	At variable prices. HSBC USA Inc. sold the reopened notes from time to time in one or more negotiated transactions at varying prices determined at the time of each sale; provided, however, that such price was not less than $985.00 per principal amount of notes and not more than $1,000.00 per principal amount of notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-9 of the accompanying pricing supplement.
Fees and Commissions Per Note / Total (for all Notes):	$7.69 / $44,695.00. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-9 of the accompanying pricing supplement. The Fees and Commissions Per Note are based on the weighted average discounts and commissions, rounded to two decimal places, paid by HSBC USA Inc. or one of its affiliates.
Proceeds to Issuer Per Note / Total (for all Notes):	$992.31 / $5,770,305.00. The Proceeds to Issuer Per Note are based on the weighted average discounts and commissions, rounded to two decimal places, paid by HSBC USA Inc. or one of its affiliates.
Form of Notes:	Book-Entry.
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of the accompanying pricing supplement and page S-3 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or adequacy of this pricing supplement addendum or the accompanying pricing supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value